EXECUTION VERSION	Exhibit 4.17

PURCHASE PROMISE

This Purchase Promise (hereinafter this “Promise”) is made January 24, 2011 by and between:

(1) LAN Cargo S.A., a stock corporation incorporated and existing according to the laws of the Republic of Chile, domiciled, for these purposes, at Avenida Presidente Riesco 571, 19th floor, Las Condes, Santiago, Chile (hereinafter also “LAN Cargo”);

(2) Inversiones LAN S.A., a stock corporation incorporated and existing according to the laws of the Republic of Chile, domiciled, for these purposes, at Avenida Presidente Riesco 5711, 19th floor, Las Condes, Santiago, Chile (hereinafter also “Inverlan” and, together with LAN Cargo, the “Promising Sellers”); and

(3) Bethia S.A., a stock corporation incorporated and existing according to the laws of the Republic of Chile, domiciled, for these purposes, at Avenida Kennedy 5454, Suite 902, Vitacura, Santiago, Republic of Chile (hereinafter also “Bethia”).

WHEREAS

A. Blue Express Intl. S.A. (hereinafter “Blue Express Intl.”) is a stock corporation incorporated and existing according to the laws of the Republic of Chile. Blue Express Intl. (originally called Lan Courier S.A.) was incorporated by public deed dated April 12, 1996, executed in the Santiago Notarial Office of Mr. Gonzalo de la Cuadra Fabres. An abstract of that deed was registered on page 11,305, number 9,179, of the 1996 Santiago Commercial Registry and was published in Official Gazette #35459 on May 6, 1996. Its capital is divided into 8,838,645 common shares with no par value that are fully subscribed and paid in. LAN Cargo owns 8,837,860 shares, representing approximately 99.9911% of the capital, while Inverlan owns 785 shares, representing approximately 0.0089% of the capital (all such shares hereinafter called the “Blue Express Intl. Shares”).

B. Blue Express S.A. is a stock corporation incorporated and existing according to the laws of the Republic of Chile (hereinafter also “Blue Express”). Blue Express (originally called Lan Courier Staff S.A.) was incorporated by public deed dated October 31, 2000, executed in the Santiago Notarial Office of Mr. Eduardo Pinto Peralta. An abstract of that deed was registered on page 29,855, number 23,760, of the 2000 Santiago Commercial Registry and was published in Official Gazette #36814 on November 16, 2000. Its capital is divided into 100 common shares with no par value that are fully subscribed and paid in. Blue Express Intl. owns 99 shares in Blue Express, representing 99% of the capital, while Lan Cargo owns the remaining share representing 1% of the capital (all such shares hereinafter called the “Blue Express Shares” and together with the Blue Express Intl. Shares, the “Shares”).

EXECUTION VERSION

C. The Promising Sellers intend to transfer the Shares and Bethia intends to acquire the Shares.

THEREFORE, the Promising Sellers and Bethia (hereinafter collectively called the “Parties”) agree to the following:

ARTICLE ONE

PROMISED PURCHASE AND SALE

1.1 Subject to the terms and conditions of this Promise, Lan Cargo promises to sell, assign and transfer full ownership to Bethia of 8,837,860 Blue Express Intl. Shares, representing approximately 99.9911% of the capital, and 1 Blue Express Share, representing 1% of the capital, free of any lien, restriction, limitation, debt, claim or third-party right. Bethia promises to buy, acquire and accept such Shares from Lan Cargo. Subject to the terms and conditions of this Promise, Inverlan promises to sell, assign and transfer full ownership to Bethia of 785 Blue Express Intl. Shares, representing approximately 0.0089% of the capital, free of any lien, restriction, limitation, debt, claim or third-party right. Bethia promises to buy, acquire and accept such Shares from Inverlan. So, the Promising Sellers will sell and transfer 100% of the share capital in Blue Express Intl. and Blue Express to Bethia provided the conditions set down in this Promise are fulfilled. The promised purchase agreement will be signed in terms substantially similar to the content of Schedule 1.1 (hereinafter also the “Purchase”). The Parties stipulate that Bethia may execute the promised Purchase pro se or through one or more companies belonging to its same business group (as this term is defined in Article 100 of Securities Market Law 18,045). All obligations under the Promise, in particular, but not limited to, the obligation to execute the Purchase and the Promising Buyer’s Representations and Warranties, as this term is defined below, shall apply to such companies in the business group that ultimately execute the Purchase.

1.2 The Purchase price for all of the Shares shall be, subject to the following adjustments, the amount equal in Chilean pesos to the total resulting from the following equation (the “Price”):

(a)	US$54,000,000 (fifty-four million dollars of the United States of America, hereinafter also “Dollars”), less

(b)	12,000 Unidades de Fomento, less

(c)	The price assigned to the trademarks and other assets identified in Schedule 4.3(f), which will be sold separately as indicated in Section 4.3(f) of the Promise. The Purchase Agreement will indicate the amount within the price corresponding to the Blue Express Intl. Shares and the Blue Express Share. The observed dollar exchange rate for the business day immediately prior to payment shall be used to calculate payment of the price. The rate for the Unidad de Fomento will be the rate on the day of the Purchase, for purposes of calculating the payment of the Price.

EXECUTION VERSION

1.3 The Price will be subject to an adjustment withholding (hereinafter also the “Withholdings”) of the sums estimated to represent the deeds or circumstances having an adverse effect on (i) the December 2010 closing balance sheet of Blue Express Intl. and/or Blue Express (hereinafter collectively the “Blue Express Group”) contained in Schedule 1.3; (ii) the EBITDA of the Blue Express Group, amounting on this date to CH$3,739,597,000; or (iii) the equity of the Blue Express Group, amounting on this date to approximately US$7,400,000 Dollars, for the portion that, when combined, exceeds US$1,000,000 (one million Dollars) that:

(a)	are found during the Due Diligence (as this term is defined below);

(b)	are not identified in (b.i) the representations and warranties of the promising sellers contained in Schedule 2.1 or (b.ii) the closing management report on Blue Express Intl. and Blue Express through December 2010, contained in Schedule 1.3 (b.ii); and

(c)	are proven by Bethia to the Promising Sellers by the signed opinion of accounting or tax advisors, which the Promising Sellers have the right to review and, if relevant, contest for good reason in the period of three bank business days after delivery to the Promising Sellers. Should the discrepancy between Bethia and the Promising Sellers continue, it will be resolved by Ernst & Young or, alternatively, by Deloitte, in no more than five bank business days, to which the parties hereby agree. All costs arising from the solution of the discrepancies indicated above by Ernst &Young or Deloitte, as the case may be, shall be paid in equal proportions by the Parties.

Save as stipulated in Sections 1.3 and 5.2(c), the Price will not be subject to other deductions or withholdings for taxes, expenses or otherwise, provided, however, that the Promising Sellers shall make payment of any tax, charge or assessment for which they are liable that is imposed on the transfer and/or capital gain resulting from the Purchase or that is otherwise determined on the basis of taxable income in their respective jurisdiction.

1.4 As of signature of this Promise through March 11, 2011, Bethia will be empowered to conduct, at its cost, a broad operating, financial, commercial, regulatory, accounting, tax, labor and legal audit (hereinafter also the “Due Diligence”) of the Blue Express Group through its executives and outside advisors. All information provided to conduct the due diligence will be subject to the non-disclosure obligation set out in the non-disclosure agreement signed on January 18, 2011, which the Parties declare to know and accept. The Promising Sellers undertake to facilitate all information included on the list provided in Schedule 1.4 (hereinafter also the “Due Diligence List”). The Promising Sellers shall also facilitate, on a timely basis, further information that Bethia reasonably requires solely to complement the audit that it will make using the information furnished according to the Due Diligence List, provided it remains within the scope of the items requested in the Due Diligence List and the information deals with to the Blue Express Group.

EXECUTION VERSION

1.5 Bethia shall, in the period of three bank business days following completion of the Due Diligence, give written notice to the Promising Sellers of the eventual Withholdings that must be made on the Price as a result of the Due Diligence, the reason and support for them, which will be treated pursuant to Section 5.2(c). If Bethia does not give notice of such Withholdings in that period, payment of the Price will not be subject to Withholdings.

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES

2.1 The Promising Sellers represent and warrant to Bethia, which has been determining to Bethia signing this Promise, that each and every one of the assertions contained in Schedule 2.1 are on this date true and correct (hereinafter also the “Promising Sellers’ Representations and Warranties”).

2.2 As stated in the Purchase:

(a)	All of the Promising Sellers’ Representations and Warranties shall be repeated on the date of the Purchase and shall remain in effect for 6 months following that date, except for the Promising Sellers’ Representations and Warranties contained in Section 12 of Schedule 2.1 (“Tax Affairs”), which shall remain in force for 12 months following the date of the Purchase.

(b)	The Promising Sellers shall indemnify and hold Bethia, Blue Express Intl. and Blue Express harmless (hereinafter also the “Indemnitees”) for, and it shall pay the Indemnitees any sum derived from, any loss, liability, claim, injury, expense (including reasonable attorneys’ fees) or decrease in value, whether or not a third-party claim is involved (hereinafter also the “Damages”) that arise from or in relation to:

(i) A material mendacity or inaccuracy of any of the Promising Sellers’ Representations and Warranties; or

(ii) Any material default by the Promising Sellers on any agreement or obligation under the Purchase; and

(c)	The Promising Sellers shall not be liable in relation to the matters described in paragraph (i) of Section 2.2(b) (for indemnification or otherwise) for any sum exceeding the Price.

2.3 Bethia represents and warrants to the Promising Sellers, which has been determining to the Promising Sellers signing this Promise, that each and every one of the assertions contained in Schedule 2.3 are on this date true and correct (hereinafter also the “Bethia’s Representations and Warranties”).

EXECUTION VERSION

2.4 As stated in the Purchase:

(a)	All Bethia’s Representations and Warranties shall be repeated on the date of this Purchase and through 6 months following that date.

(b)	Bethia shall indemnify and hold the Promising Sellers harmless from, and shall pay it, Damages that arise from or in relation to:

(i)	A material mendacity or inaccuracy of any of Bethia’s Representations and Warranties; or

(ii)	Any material default by Bethia on any agreement or obligation under the Purchase; and

(c)	Bethia shall not be liable in relation to the matters described in paragraph (i) of Section 2.4(b) (for indemnification or otherwise) for any sum exceeding the Price.

ARTICLE THREE

MANAGEMENT

3.1 As of this date through the Closing or Termination (as each of these terms is defined below), the Promising Sellers assume the following obligations (from which they may be released only under written consent of Bethia, which may not be unreasonably denied):

(a) No entity in the Blue Express Group may perform any transaction outside of the ordinary course of its business, understood to be, among other matters, (i) the distribution of dividends, (ii) the assumption of any debt other than supplier accounts payable, (iii) an amendment and/or early termination of material contracts and/or contracts strategic to the company’s operations; or changes in the actual staff of senior executives of the company, except because of resignation or justified severance according to the rules in the Labor Code;

(b) Furthermore, without affecting the ampleness of the restriction indicated in letter (a) above:

(i) no entity in the Blue Express Group will agree to the payment of compensation to the Board and/or an amendment to its by-laws, either at a Shareholders Meeting or at a Board Meeting;

(ii) no entity in the Blue Express Group will transfer or encumber any real or personal asset for a commercial or market value greater than or equal to US$100,000 or that is relevant or material to the operational or commercial processes of the Blue Express Group (including the Blue Express trademark, if it is in the equity of the Blue Express Group) or promise the transfer thereof or perform any act or contract that may be considered the commencement of such a transfer or process; and

EXECUTION VERSION

(iii) no entity in the Blue Express Group will enter into or amend, either individually or collectively, contracts or agreements that modify or alter (A) wages and salaries, (B) working conditions, (C) benefits, allowances and payments in general, and (D) the working hours and work week of executives and employees of the Blue Express Group in general, whether internal or outsourced;

(c) No entity in the Blue Express Group may make or promise to make investments for an aggregate above US$200,000; and

(d) Each entity in the Blue Express Group will comply with all permits, authorizations, contracts, agreements and commitments that are in effect.

ARTICLE FOUR

TERMS; CONDITIONS PRECEDENT

4.1 The purchase will be executed 15 business days after expiration of the period indicated in Section 1.5 (hereinafter also the “Closing Date”) or on such other date as agreed by the Parties in writing, provided that the Parties will make their best efforts for that period not to go beyond April 15, 2011. To the extent necessary by law, the Parties declare that this period is not extinctive and that any of the Parties may demand specific performance of this Promise, without prejudice to any other right granted thereto by the law or this Promise.

4.2 The obligation of the Promising Sellers to execute the Purchase is subject to fulfillment of the following conditions precedent concurrently by the Closing Date:

(a)	The Withholdings resulting from the due diligence that Bethia must make according to Section 1.5 are less than or equal to US$1,000,000 (one million Dollars);

(b)	Bethia’s Representations and Warranties will be entirely true and accurate;

(c)	Bethia will be in full compliance with its obligations under this Promise;

(d)	The execution of the Purchase will have been approved by the Board of Directors of Lan Cargo and Inverlan in the terms indicated in Article 149 of the Companies Law 18,046; and

EXECUTION VERSION

(e)	There will be stipulations in the Purchase or in a Schedule thereto that Blue Express S.A. promises to pay Lan Airlines S.A. the debt of US$4,519,000 appearing in the balance sheet contained in Schedule 1.3 in no more than 90 days after the date of execution of the Purchase. Documenting that obligation may not mean for Blue Express S.A. any tax burden for such debt under the Stamp Tax Law; and

(f)	Bethia causes, through itself or through Blue Express S.A. or a third party, payment to Inmobiliaria Aeronáutica S.A. of 12,000 Unidades de Fomento, taken at the rate on the day of the Purchase, for the advance payment of rent under the lease identified in Section 1 of Schedule 2.1.18. Said payment will be made at the time that the representatives of Inmobiliaria Aeronáutica S.A. and Blue Express S.A. sign the amendment of the respective lease on the date of the Purchase, in the form included in Schedule 4.1(f).

These conditions precedent are established to the exclusive benefit of the Promising Sellers and may be waived at their discretion in the period indicated in Section 4.1

4.3 Bethia’s obligation to execute the Purchase is subject to fulfillment of the following conditions precedent concurrently by the Closing Date:

(a) The Promising Sellers’ Representations and Warranties must be entirely true and accurate;

(b) The Promising Sellers are in full compliance with their obligations under this Promise;

(c) (i) no petition or declaration has been made for the bankruptcy of any entity in the Blue Express Group nor has any business reorganization process begun;

(d) All permits, notifications and authorizations requirable according to governing law for Bethia to acquire the Shares and exercise effective control over Blue Express Intl. and Blue Express have been granted and are in effect (the cost will be assumed by Bethia); and

(e) Inmobiliaria Aeronáutica S.A. and LAN Airlines S.A. agree that the contracts identified in Sections 1 and 2 (this latter only in relation to information technology services) in Schedule 2.1.18 remain in effect for a period of at least 2 years, in the case of the contract in Section 1, and 12 months, in the case of the contract in Section 2, and under the other conditions established in the forms that are provided in Schedules 4.2(f) and 4.2 (e) of the Promise; and

(f) The Promising Sellers cause the transfer, on or before the Purchase, of the Blue Express trademark and the assets identified in Schedule 4.3(f) to Blue Express Intl., Blue Express, Bethia or the companies in the Bethia business group indicated in Section 1.1. The Purchase Price must be adjusted downwards by the equivalent to the price at which that trademark and assets identified in Schedule 4.3 (f) are transferred, pursuant to Section 1.2(c) of the Promise.

EXECUTION VERSION

These conditions precedent are established to the exclusive benefit of Bethia and may be waived at its discretion in the period indicated in Section 4.1.

4.4 Notwithstanding the provisions in Section 4.2(a), the Parties agree that if the Withholdings resulting from the Due Diligence that Bethia has had to make according to Section 1.5 exceed, as a whole, US$1,000,000 (one million Dollars), Bethia may, by written notice to the Promising Sellers delivered in the period indicated in Section 4.1, limit the Withholdings to US$1,000,000 (one million Dollars) and, in this case, the Promising Sellers shall consider the condition established in Section 4.2 to have been fulfilled.

4.5 If any of the conditions precedent in favor of one Party has not been fulfilled by the Closing Date and such condition has not been waived by the Party in whose benefit it was established, said Party will be released from the obligation to execute the Purchase (hereinafter also the “Termination”).

4.6 Notwithstanding the stipulations in Section 4.2, the Parties represent that the Promise will not take effect in regard to the Promising Sellers until the Boards of Directors of LAN Cargo and Inverlan (i) grant the authorization indicated in Section 4.2(d) and (ii) grant or ratify the powers of attorney to execute the Promise and the Purchase, all before January 31, 2011.

ARTICLE FIVE

CLOSING

5.1 The transaction closing (hereinafter also the “Closing”) will be held in the offices of LAN Airlines S.A. located at Avenida President Riesco 5711, 19th floor, Las Condes, Santiago, Chile, or in such other location that is agreed upon by the parties.

5.2 The following actions shall be taken and deliveries made at the Closing:

(a) The Promising Sellers and Bethia will sign the Purchase;

(b) The Promising Sellers will deliver the certificates of Shares to Bethia;

(c) Once the Withholdings have been deducted, which, if applicable, will constitute a downward price adjustment (which will occur simultaneously on the Closing Date), Bethia will pay each Seller on the same date the portion of the price of the Shares corresponding thereto. Payment will be made by bank check or by bank transfer to the account indicated by each Seller.

(d) The Promising Sellers will deliver the minutes books of Board and Shareholders Meetings (and committee meetings, if any) for Blue Express Intl. and Blue Express to Bethia, together with the respective share registries and also certify the transfer of the Shares to the transferee;

EXECUTION VERSION

(e) The board of directors of Blue Express Intl. and Blue Express will be replaced by individuals appointed by Bethia. All present directors must resign or the corresponding shareholders meetings must be convened at least the minimum time in advance required by law and the respective resolution must be adopted to remove all directors and appoint entirely new board members as previously informed by Bethia; and

(f) The other acts and contracts that are necessary to comply in full with the terms and conditions of this Promise shall be executed, including revocation of the powers of attorney indicated by Bethia, effective immediately upon the Closing.

ARTICLE SIX

JOINT AND SEVERAL LIABILITY; PROHIBITION

6.1 The Promising Sellers assume the obligations contracted by each under this Promise as their own, jointly and severally, pro se, together with such other obligations that must be fulfilled by any of the entities in the Blue Express Group under this Promise. The foregoing also encompasses the obligations that they will contract under the Purchase, including, but not limited to, the obligation to an indemnity for a material mendacity or inaccuracy of the Representations and Warranties.

6.2 The Promising Sellers promise to Bethia that they will not encumber, transfer or perform any act or contract with the Shares until the Closing or Termination has taken place (hereinafter the “No-Change Period”). Furthermore, the Promising Sellers promise pro se and on behalf of their shareholders, executives, directors, employees, subsidiaries, attorneys, advisors, accountants and agents (hereinafter also the “Representatives”) not to take actions during the No-Change Period intended to generate any expression of interest, request, proposal or offer from any person or entity (save Bethia) in relation to:

(i) The sale, licensing, transfer or acquisition of all or a material part of the business or assets of the Blue Express Group or any subsidiary or company resulting from the division of the Blue Express Group;

(ii) The issuance, delivery, transfer or acquisition of (A) shares or securities representing equity of the Blue Express Group; or (B) any security, instrument or obligation that might be converted into or exchanged for shares or securities representing equity in the Blue Express Group; or

EXECUTION VERSION

(iii) Any merger, consolidation, business agreement, exchange of shares, reorganization or similar transaction involving the Blue Express Group (any of the actions described in numerals (i), (ii) and (iii) hereinafter also a “Forbidden Action”).

ARTICLE SEVEN

DEFAULT CLAUSE

7.1 A default by the Promising Sellers on the obligation to execute the Purchase shall entitle Bethia to collect a fine or penalty of US$3,000,000 (three million Dollars) by way of liquidated damages.

7.2 A default by Bethia on the obligation to execute the Purchase shall entitle the Promising Sellers to collect a fine or penalty of US$6,000,000 (six million Dollars) by way of liquidated damages.

ARTICLE EIGHT

GOVERNING LAW; JURISDICTION

8.1 This Promise is governed by the law of the Republic of Chile.

8.2 All disagreements arising from, or that bear a relationship to, this Promise shall be resolved by the Ordinary Courts of Justice sitting in the city of Santiago, Chile.

ARTICLE NINE

GENERAL PROVISIONS

9.1 Each of the Schedules forms a part of this Promise for all pertinent purposes. The Schedules are as follows:

Section	Heading
Schedule 1.1	Purchase
Schedule 1.3	Balance Sheet
Schedule 1.3(b.ii)	Management Report
Schedule 2.1	Promising Sellers’ Representations and Warranties
Schedule 1.4	Due Diligence List
Schedule 2.1.18	Certain leases and services agreements
Schedule 2.3	Bethia’s Representations and Warranties
Schedule 4.2(f)	Form of amendment to lease
Schedule 4.3(e)	Form of amendment to services agreement
Schedule 4.3(f)	Trademarks and certain assets

EXECUTION VERSION

9.2 Save specific provision otherwise in this Promise, no change, amendment, alteration, supplement or termination of this Promise or of any of the parts thereof shall be valid unless set down in writing and signed by all the Parties.

9.3 Any and all of the notices, notifications or other correspondence or deliveries that must or may be made according to the provisions of this Promise shall be deemed made, for all pertinent purposes, upon forwarding by certified mail, postage prepaid and return receipt requested, or delivered by messenger or sent by fax or e-mail in the following manner:

If to the Promising Sellers, at:

to the attention of:     Alejandro de la Fuente

Address:	Avda. Presidente Riesco 5711, 20th floor, Las Condes, Santiago
Fax:	56-2-5658764
e-mail:	alejandro.delafuente@lan.com

If to Bethia, at:

to the attention of:     Jaime Cuevas Rodríguez

Address:	Avda. Kennedy 5454, Suite 902, Vitacura, Santiago
Fax:	56 -43- 401071
e-mail:	jcuevas@bethia.cl

or to such other address specified by any of the Parties by notice to the other according to this paragraph. The notices, notifications and correspondence shall be deemed delivered to any of the Parties on the same date when delivered by messenger, if delivered in that way; on the date five days after forwarding by post, in the case of certified mail; or the business day next succeeding the date when transmitted by fax, if sent in that manner. Notices sent by e-mail shall always be followed by forwarding by messenger, certified mail or fax so that they are deemed validly received, unless the sender receives a read receipt from the recipient.

9.4 No waiver of the provisions in this Promise shall be valid unless it is made in writing and signed by the Party making the waiver. No waiver shall be deemed to be a continuing waiver over time or a waiver of a subsequent default or breach, whether or not similar in nature, unless so specifically stipulated in writing.

9.5 If any section of this Promise or its enforcement against any person or any circumstance were declared void or illegal for any reason, all other sections of this Promise that might take effect without such void or illegal section and the enforcement of those same sections against persons or circumstances other than those regarding which they were deemed void or illegal shall continue in full force, always provided that the invalidity of any one of the sections of this Promise regarding any person or circumstance does not materially affect or change the meaning of this Promise. To the extent legally possible, the section declared void or illegal or unenforceable against any person or circumstance shall be interpreted, in each case, to be able to produce legal effect.

EXECUTION VERSION

9.6 The provisions in this Promise will be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Promise without the consent of the other Party, provided, moreover, that Bethia may fulfill the obligations assumed under this Promise either directly or through one or more subsidiaries and/or third parties that will allow it to comply at all times with governing laws, which must be previously disclosed in writing to the Promising Sellers.

9.7 The titles and headings contained in this Promise have been placed for reasons of convenience and reference only and do not in any way modify or interpret the intention of the Parties or affect the content of the stipulations in this Promise.

9.8 The bearer of an original copy of this Promise is authorized to request the corresponding registrations in the shareholders registry of each of the entities in the Blue Express Group.

9.9 The expenses incurred by each Party in negotiating and executing this Promise, including the fees of legal, accounting and financial advisors, shall be paid by the Party incurring them.

9.10 Each Party declares that it has the authority and legal, corporate and other authorizations needed to execute, deliver and perform this Promise.

9.11 Save provision otherwise in this Promise, all periods established herein are in consecutive (calendar) days.

for LAN Cargo S.A.

for Inversiones LAN S.A.

For Bethia S.A.